February 24, 2009


BY ELECTRONIC SUBMISSION


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Attention: Tamara Tangen
           Staff Accountant

RE: PAR Technology Corporation Form 10-K For Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 Filed November 10, 2008 File No. 001-09720


Dear Ms. Tangen

PAR Technology Corporation, a Delaware corporation ("PAR" or the "Company"), is transmitting for filing with the Securities and Exchange Commission (the "Commission"), this letter reflecting PAR's response to the phone call with Ms. Tangen and Ronald J. Casciano, PAR's C.F.O. on February 20, 2009.

Comments and Responses

Form 10-K For Fiscal Year Ended December 31, 2007


Comment:

     1. We note from your response to prior comment 7 that "the calculations and fair value determinations of the specialists were reviewed by the Company's management to determine if the fair values being ascribed to the identifiable intangible assets acquired were reasonable." Your disclosure states that the intangible asset values were "based on third party valuation." When considered together, these statements suggest that you are attributing the valuations contained in your filing to a third party expert and therefore must comply with the requirements of Securities Act Rule 436. That is, you should disclose the name of the expert and include a consent as an exhibit to your Form 10-K, which services as a Section 10(a)(3) Securities Act update to an effective registration statement. Please amend your Form 10-K to comply with Rule 436. Refer to Question 141.02 of the Division of Corporation Finance's Compliance and Disclosure.

Response:

Please be advised that the Company will revise its future filings by adding the following disclosure within its business acquisitions footnote: "The total purchase price for each of these acquisitions was allocated based on the fair value of the tangible and identifiable assets acquired and liabilities assumed as of the respective closing date of the acquisitions. The Company's management was responsible for determining fair values."

PAR hereby acknowledges as follows:

     1. PAR is responsible for the adequacy and accuracy of the disclosures included in its filings;

     2. PAR understands that Staff comments or PAR's changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to PAR's filings; and

     3. PAR understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 800-448-6505, extension 273, should you require additional information or have questions regarding this letter.

Very truly yours,

PAR Technology Corporation

By: /s/Ronald J. Casciano
    -------------------------------------
    Ronald J. Casciano, Vice President,
    Chief Financial Officer and Treasurer